Exhibit (d)(11)

Amended Schedule B

Dated November 1, 2015

to the

Investment Sub-Advisory Agreement

Dated March 14, 2011

between

AdvisorShares Investments, LLC

and

American Retirement Planners II, Inc.

Pursuant to Paragraph 4, the fees for each Fund, each a series of AdvisorShares Trust, shall be calculated based on the average daily net assets of the Fund, and the Adviser shall pay the Sub-Adviser monthly at the following annual rates:

Fund	Sub-Advisory Fee
AdvisorShares Meidell Tactical Advantage ETF	0.70%
AdvisorShares Market Adaptive Unconstrained Income ETF	0.45%

Agreed and Accepted:

AdvisorShares Investments, LLC	American Retirement Planners II, Inc.

By: /s/ Dan Ahrens	By: /s/ Laif E. Meidell
Dan Ahrens	Laif E. Meidell
Managing Director	President